Mail Stop 4561

June 19, 2009

Jiang Huai Lin
Chairman and Chief Executive Officer
China Information Security Technology, Inc.
21st Floor, Everbright Bank Building
Zhuzilin, Futian District
Shenzhen, Guangdong, 518040
People's Republic of China

> **Re:** **China Information Security Technology, Inc.**
> **Registration Statement on Form S-3**
> **Filed May 21, 2009**
> **File No. 333-159375**
>
> **Form 10-K for the fiscal year ended December 31, 2008**
> **Filed March 16, 2009**
> **Form 10-Q for the quarterly period ended March 31, 2009**
> **Filed May 11, 2009**
> **File No. 001-34076**

Dear Mr. Lin:

We have reviewed the filings listed above and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3

General

1. Please advise us of the basis upon which you believe you are eligible to register this transaction on Form S-3. If you are relying on General Instruction I.B.1 to the Form S-3 as the transaction requirement applicable to your filing, in your response letter please provide your computation that demonstrates that you have satisfied the required aggregate market public float. In that response, please ensure that you identify the affiliates whose shares are excluded from the float computation, as well the ownership of each such affiliate.

2. Please be advised that the staff in the Division of Corporation Finance is currently conducting a review of the financial statements and related matters in the periodic filings referenced above. Comments concerning these matters will be provided promptly in a separate letter.

3. Please note that any comments pertaining to the Form 10-K for the fiscal year ended December 31, 2008 and the Form 10-Q for the quarterly period ended March 31, 2009 must be resolved before we are able to complete our review of the above cited registration statement.

Description of Warrants, page 10

4. Please tell us whether any of the outstanding warrants have the same material terms as the warrants that are being registered in this registration statement.

Conversion or Exchange Rights, page 13

5. You state that debt securities "may be convertible into or exchangeable for other securities, including, for example, shares of [y]our equity securities." Please note that the debt securities may not be convertible into or exchangeable for "other securities" that have not been registered under this registration statement unless the debt securities are convertible into such other securities that are not legally exercisable immediately or within one year of the date of sale of the debt security. Please confirm that all of the underlying classes of securities to which the debt securities relate are identified and described in the registration statement.

Incorporation by Reference, page 22

6. We note that you are registering shares of common stock in this registration statement which are currently registered under Section 12 of the Exchange Act. Please incorporate by reference the description of the class of securities contained in this registration statement filed under the Exchange Act pursuant to Item 12(a)(3) of the Form S-3. Refer to Question

Jiang Huai Lin
China Information Security Technology, Inc.
June 19, 2009
Page 3

> 123.07 of the Securities Act Forms Compliance and Disclosure Interpretations available on the SEC website at http://www.sec.gov/divisions/corpfin/guidance/safinterp.htm.

Item 17. Undertakings, page II-2

7.   We note that the undertaking in Item 512(j) of Regulation S-K may be required as it appears that you intend to rely on Section 305(b)(2) of the Trust Indenture Act of 1939 for determining the eligibility of the trustee. Please advise.

Exhibit 5.1, Opinion of Holland & Hart LLP

8.   Please confirm your understanding that the company will need to file an amended legal opinion as an exhibit for each takedown of the unallocated shelf offering pursuant to Rule 462(d) of the Securities Act, which provides for the immediate effectiveness of a post-effective amendment filed solely to add exhibits to a registration statement.

Form 10-K for the fiscal year ended December 31, 2008

Item 1. Description of Business

Our Major Customers, page 16

9.   We note that the disclosure of your major customers is presented using financial measures that are not in accordance with GAAP. Please explain to us why you believe that this presentation is consistent with the disclosure requirements of Item 10 of Regulation S-K. For example, the presentation of this non-GAAP data is either provided to the exclusion of GAAP data, or more prominently than the corresponding GAAP data. It appears that you should revise your tabular presentation of your major customers on page 16, your risk factor regarding the limited number of customers on page 20, and disclosure elsewhere in the filing that discloses information regarding your customers using non-GAAP measures.

Item 1A. Risk Factors

The exercise of our option to purchase part or all of the equity interests in or assets of iASPEC under the Option Agreement…, page 24

10.   We note that your local PRC counsel has advised you that in their opinion "Shenzhen and other local counterparts of MOFCOM hold the view that [exercising the Option Agreement with iASPEC] would not require their approval." Please name your local counsel in the filing and file a copy of the opinion as an exhibit to the registration statement. In addition, please file local counsel's consent to the reference to their firm and the summary of their opinion as an exhibit to this registration statement pursuant to Rule 436 of Regulation C.

Item 5. Market for Common Equity, Related Stockholder Matters, page 30

11.   We note that you have provided the range of high and low closing bid prices of your
        common stock that is traded on the Nasdaq Global Select Market. Item 201(a)(1)(ii) of
        Regulation S-K requires that if the principal U.S. market is an exchange, you must state the
        high and low *sales* prices for the common stock within the two most recent fiscal years and
        any subsequent interim period. Please advise.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations,
page 32

Results of Operations

12.   We note that you compare the 2008 GAAP measures with the 2007 non-GAAP measures in
        the Results of Operations narrative. Please revise your disclosure to comply with the
        guidance in Item 10(e)(1)(i)(A) and Item 303 of Regulation S-K to discuss the changes
        between periods using your GAAP amounts. Ensure that you present the most directly
        comparable financial measures calculated and presented in accordance with GAAP with
        equal or greater prominence as your non-GAAP measures. Refer to the Staff's "Frequently
        Asked Questions Regarding the Use of Non-GAAP Financial Measures," issued June 13,
        2003.

13.   We note instances where two or more sources of a material change have been identified, but
        the quantification of the amount that each source contributed to the change is not disclosed.
        As an example, on page 36, you state that the "increase in [y]our revenue was mainly due to
        [y]our expansion in the market, the development of [y]our new product lines and [y]our
        procurement of several large-scale system integration projects in 2008." As another
        example, you state that the 3.7% decrease in gross profit percentage was mainly due to
        significantly higher costs for procured hardware and other subcontracting costs as well as
        the increasing proportion of hardware sales with higher costs. Tell us your consideration of
        quantifying each source that contributed to a material change pursuant to the requirements
        of the related interpretive guidance in Section III.D of SEC Release 33-6835 Interpretation:
        Management's Discussion and Analysis of Financial Condition and Results of Operations
        when preparing your MD&A discussion.

Item 9A. Controls and Procedures

Changes in Internal Controls over Financial Reporting, page 45

14.   You describe plans to remediate identified material weaknesses. Please tell us the estimated
        material costs of the remediation. Also, disclose the planned time frame for addressing the
        material weaknesses.

Item 12. Security Ownership of Certain Beneficial Owners and Management, page 53

15.   Please revise to identify the natural person or persons who exercise the sole or shared voting and dispositive powers with respect to the shares held of record by each of Pinnacle China Fund, L.P., and The Pinnacle Fund L.P.

Exhibits

16.   We note that you have significant customers from which you derive revenue of over 10% and significant suppliers which accounted for more than 10% of total inventory purchases in 2008. It appears that you may be substantially dependent upon these customers or suppliers and any agreements would be required to be filed pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K. Please provide us with an analysis as to why you have determined that your agreements, if any, with the following customers or suppliers do not need to be filed.

- Shenzhen Municipal Government and Huipu Electronic (Shenzhen) Limited, which each accounted for 13% of your sales in 2008.

- Two suppliers which accounted for 19.2% and 11.6% of total inventory purchases in 2008.

17.   We note that you incorporated by reference the form of the company's Employment Agreement as an exhibit. It appears that the employment agreements contains terms that could differ materially. In accordance with instruction 2 to Item 601 of Regulation S-K, please file a schedule identifying the documents omitted and setting forth the material details in which such documents differ from the filed document. Alternatively, please file the employment agreement with each of your named executive officers.

Certifications, Exhibits 31.1 and 31.2

18.   We note that the certifications by your Chief Executive Officer and Chief Financial Officer in the Form 10-K and Form 10-Q for the quarterly period ended March 31, 2009 are not set forth exactly as they appear in Item 601(b)(31)(i) of Regulation S-K. Please file revised certifications for both reports that include paragraph 3 of Item 601(b)(31)(i) of Regulation S-K regarding your financial statements. Please also revise the certifications so as not to include the certifying individual's title at the beginning of the certification.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

       If you have any questions, please call Jan Woo at (202) 551-3453. If you require further assistance, you may contact me at (202) 551-3462.

                                      Sincerely,

                                      Mark P. Shuman
                                      Legal Branch Chief

cc: <u>Via facsimile (202) 663-8007</u>
        Louis A. Bevilacqua
        Pillsbury Winthrop Shaw Pittman LLP